November 27, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jonathan Burr
Ms. Erin E. Martin

Re:	Aimco OP L.P. (f/k/a Durango OP, LP)
Registration Statement on Form 10-12G
File No. 000-56223
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Burr and Ms. Martin:

Reference is made to the Registration Statement on Form 10 (File No. 000-56223) (as amended, the “Registration Statement”) filed by Aimco OP L.P. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to 4:30 p.m., Eastern time, on November 30, 2020, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder. The reason for this request is, on November 25, 2020, the board of directors of Apartment Investment and Management Company (“Aimco”) and the general partner of AIMCO Properties, L.P. (“AIR OP”) took several actions in connection with the spin-off of the Company from AIR OP, including establishing the distribution ratio, setting a record date of December 5, 2020 (the “Record Date”) and setting an anticipated distribution date of December 15, 2020. Aimco, AIR OP and the Company wish to immediately after the Record Date commence the mailing of the notice of availability of the information statement, which is filed as an exhibit to the Registration Statement.

If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Joseph A. Coco, of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) at (212) 735-3050, Blair T. Thetford of Skadden at (212) 735-2082 or Michelle Gasaway of Skadden at (213) 687-5122. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to any of Mr. Coco, Mr. Thetford or Ms. Gasaway and that such effectiveness also be confirmed in writing.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Aimco OP L.P.
By:	Aimco OP GP, LLC
its General Partner

By:	/s/ Terry Considine
Name:	Terry Considine
Title:	Chief Executive Officer

cc:	Jennifer Johnson, Esq., Chief Administrative Officer
and General Counsel

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Blair T. Thetford, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

P. Michelle Gasaway
Skadden, Arps, Slate, Meagher & Flom LLP

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